Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
July 16, 2025

Re:	Klarna Group plc
Amendment No. 1 to Registration Statement on Form F-1
Filed May 21, 2025
File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff
(the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment
No. 1 to the Company’s Registration Statement on Form F-1, filed with the Commission on May 21, 2025 (as may be revised from time to time, the “Registration Statement”) contained in the Staff’s letter dated May 30, 2025.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. As noted below, the Company plans to address certain of the Staff’s comments by revising the Registration Statement and filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) at a later date. The Company currently expects to include in Amendment No. 2 the Company’s interim unaudited consolidated financial statements as of, and for the six months ended, June 30, 2025 and make related additions and updates throughout the Registration Statement.
Amendment No. 1 to Form F-1
Key Business Metrics
Number of Active Klarna Consumers, page 124
1.We note your response to prior comment 3 from our letter dated April 11, 2025, in which you state that active Klarna consumers is meaningful since you generate, at a minimum, ad revenue from customers who use your app. Please revise this section to explain your reasoning for using the metric as currently defined, consistent with your response. Please supplement that disclosure with an explanation of how many of the active Klarna customers have engaged with at least one of your financial services during the most recent period.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the definition of active Klarna consumers in Amendment No. 2 to include its reasoning for using the metric as currently defined.
The Company also notes that, in addition to disclosing the number of active Klarna consumers, the Registration Statement also includes the number of consumers who use the Klarna app every month. The number of monthly active users has consistently grown in recent periods, from 31 million on average in 2023 to 47 million in the three months ended June 30, 2025. This continued expansion is driven by, and reflective of, the growth of the Company’s network and the increasing scope and variety of its offerings. As noted in various places in the Registration Statement, the Company offers through the app a wide array of non-payment-related products and services intended to enhance the overall consumer commerce experience. These include deposits, cashback rewards, search and price comparison tools, personalized shopping recommendations, order and return tracking, instant refunds, loyalty cards, and budgeting tools. Because of this breadth of its offerings and increasing number of merchants using Klarna, the Company enjoys compounding network effects and cross-product adoption. As its markets mature and consumers use the Company’s offerings for longer, on average, active Klarna consumers meaningfully increase their use of the Klarna app and other products and solutions, including payment products, across their commerce journey. Similarly, purchase frequency typically increases over time as consumers build trust in the Company’s brand and progressively discover the added value of its offerings.
In light of the above, to further illustrate the scope of the Company’s user engagement and in response to the Staff’s comment, the Company plans to include in Amendment No. 2 information about the number of monthly Klarna users who made a purchase or a payment using Klarna in the most recent period. The number of such users in the three months ended June 30, 2025 reached on average 43 million. This figure illustrates a close correlation between the number of monthly Klarna app users (47 million in the same period) and the use of the Company’s payment products.
The Company believes that the information relating to the number of active Klarna consumers, the number of monthly active Klarna app users and the number of monthly Klarna users who made a purchase or a payment in a recent period that will be included in Amendment No. 2 comprehensively reflect the breadth of consumer engagement across the Klarna network. As such, these metrics allow prospective investors to accurately evaluate the Company’s brand relevance and consumer retention as well as the monetization potential of its user base.
Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI, page 146
2.We note your disclosure, here and elsewhere in the registration statement, about your ongoing efforts to leverage AI in your credit granting and customer service activities. We also note an article in Forbes, published online May 9, 2025, in which your CEO described the results of some of your AI services to be of “lower quality” compared to human representatives. We note that the article went on to state that Klarna wanted to make sure that its customers always knew they could reach a human representative if they needed one. Revise your disclosure to discuss how your approach to leveraging AI has changed as you gain more experience operating with the technology.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the above-referenced excerpts from the Forbes article were based on an interview given by the Company’s chief executive officer to another media organization. In that interview, Mr. Siemiatkowski discussed a pilot program of engaging highly skilled freelance customer experience consultants to increase the quality of the Company’s human customer service. As such, the comments cited by the Staff did not relate to AI-

driven customer service quality issues and were misreported by Forbes. The Company further respectfully advises the Staff that it does not utilize generative AI techniques in its credit underwriting. Rather, as noted in the Registration Statement, it relies on established machine learning (ML) techniques to enable its real-time underwriting process.

To clarify these points and provide prospective investors with additional details regarding the Company’s AI strategy, the Company intends to include the following additional disclosure (with new text shown in bold) under “Management’s Discussion and Analysis of Financial Condition and Results of Operations一Factors Affecting Our Performance一Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI” in Amendment No. 2 in response:
Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI
[...]
These efficiencies have been driven by our increased scale. Additionally, we have prioritized a number of initiatives that improve our operating leverage, including implementing AI throughout our business to drive cost savings. We announced a partnership with OpenAI in 2023 and in February 2024 launched our AI assistant powered by OpenAI to improve customer support. Our AI assistant handled 66% of customer service chats in the twelve months ended March 31, 2025, according to our service chat log data, doing the work equivalent of over 700 full-time agents (estimated based on the average monthly reduction in chat and telephone conversations handled by full-time agents in 2024 following the launch of our AI assistant), and in 2024 delivered approximately $39 million in cost savings. Based on our service chat log data and consumer satisfaction surveys, AI-handled consumer chats rank on par with human agents in consumer satisfaction and demonstrate higher accuracy in errand resolution. Following the launch of our AI assistant, repeat inquiries dropped by 25% between December 2023 and January 2024. Additionally, AI-handled consumer chat resolutions averaged two minutes, compared to the 12-minute average for human agents in 2024. Our AI assistant has been trained to handle complex errands and assist consumers with a wide range of their queries. At the same time, appreciating that certain consumers may nevertheless prefer to interact with human representatives, we continue to offer all of our customers that option. This reflects our dual-track approach of combining broad and continuing implementation of scalable AI in our customer service with high-quality human support.
We similarly continue to invest in AI in other aspects of our operations to drive innovation and efficiencies across Klarna. Recognizing the critical importance of human capital, we continue to focus on internal talent development and upskilling programs in AI, fostering a data-driven culture across our entire organization. We are actively monitoring emerging AI technologies and best practices. While we continue to utilize well-established ML techniques in our underwriting processes, we do not use generative AI for credit underwriting. As exemplified by our approach to customer service, we also continue to refine our processes throughout our business to maximize the benefits of AI while aiming to effectively manage associated risks and ensure the quality and reliability of our network, products and overall consumer experience.

Results of Operations
Consumer Credit Losses, page 152
3.We note your disclosure that despite the increase of consumer credit losses on an absolute basis, loan delinquency trends continued to improve, especially in the United States. Please revise to disclose and discuss credit risk metrics used by management for credit risk management purposes, including delinquency metrics, and discuss any material credit risk trends in MD&A.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include the additional disclosure below as a new subsection under “Management’s Discussion and Analysis of Financial Condition and Results of Operations一Factors Affecting Our Performance一Our Ability to Maintain Best-In-Class Underwriting Capabilities and Achieve Low Consumer Credit Losses” in Amendment No. 2 in response. Such disclosure will be supplemented in Amendment No. 2 as needed with relevant data for the recently completed fiscal quarter ended June 30, 2025, which is not currently available.
Credit Risk Governance and Monitoring
We evaluate the repayment ability of our consumers both at origination and post-origination through a structured governance and monitoring framework. On an operational level, our underwriting teams conduct daily and weekly cohort-level monitoring to flag delinquencies and payment deviations, which in turn trigger automated alarms. At the portfolio level, we maintain a dedicated consumer credit committee, comprising our chief financial officer, chief risk officer and chief product and design officer. The committee holds monthly reviews to assess several delinquency indicators, including early- and late-stage delinquencies, volume distributions and loan acceptance rates. Key findings from this review are summarized and escalated to the chief executive officer and our board of directors. This multi-tiered governance and monitoring framework provides early-warning signals and portfolio-level controls that enable timely risk adjustments.
Key Credit Metrics
We monitor several key credit-risk metrics, with a particular emphasis on (i) 60-day past due rates (“60+ DPD”), which measure outstanding principal over 60 days past due as a percentage of originated volume for a given cohort, and (ii) cumulative net charge-offs, which reflect the total value of loans deemed uncollectible after a set period.

60+ DPD rates

Fair Financing at 6 months (Group)
Pay later (Group)
3.2%
2.2%
1.3%
0.9%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note: Reflects performance and delinquencies of all consumer loans extended by Klarna in the relevant period, regardless of whether such loans currently remain on Klarna’s balance sheet. For the fourth quarter 2024 Fair Financing cohort, 60+ DPD performance data is complete through November 2024. Performance for December 2024 has been estimated based on delinquency trends observed in prior months.
The chart above presents our 60+ DPD rates on a consolidated basis separately for our Pay Later and Fair Financing products. Delinquency rates for both products generally followed similar trends, with notable declines through the third quarter of 2022, driven by continued improvement in our underwriting models. A small uptick was observed in the second half of 2023, corresponding to increasing transaction volumes during that period, reflective of our continued growth, and a higher share of the United States in our overall market mix, driven by our further expansion in that market. Our 60+ DPD rates have continued to decrease thereafter reflecting our continued improvements in underwriting capabilities. Any periodic increases were less pronounced for our Pay Later product, given its shorter duration and generally lower balances, which also drove generally lower delinquency rates than for our Fair Financing cohorts. Despite occasional increases, the overarching trend for both of our consumer credit products is clearly improving, with delinquency rates declining over time. This reflects the continuing improvement and maturation of our underwriting processes and resiliency of our loan portfolio in various economic environments.

Fair Financing at 6 months (US)
Pay later (US)
4.6%
2.8%
2.1%
1.3%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note: Reflects performance and delinquencies of all consumer loans extended by Klarna in the relevant period, regardless of whether such loans currently remain on Klarna’s balance sheet. For the fourth quarter 2024 Fair Financing cohort, 60+ DPD performance data is complete through November 2024. Performance for December 2024 has been estimated based on delinquency trends observed in prior months.
As shown by the chart above, our delinquency rates in the United States follow similar trends as our rates on a consolidated basis. Our consistently improving performance in this market shows the quality of our underwriting process and our improved capabilities as we scaled and matured our U.S. operations.
Cumulative net charge-offs
Our cumulative net charge-offs have followed a similar trajectory. As discussed under “Selected Statistical Information一Allowance for Credit Losses,” our net charge-offs during the period to average loans outstanding have significantly improved since 2022 as a result of the increased maturity of our underwriting models, driven by the scaling up of our operations in newer markets, in particular the United States and the U.K. While we are continuously growing our GMV and the size of our loan portfolio, the amount of our net charge-offs remained broadly consistent across past periods.
The improvements in our net charge-off rates are particularly apparent in the United States, as shown below.
Cumulative Net Charge-off Rates (U.S. Pay Later)

2022
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
Q4 24
2.0%
1.5%
1.0%
0.5%
0.0%
3
4
5
6
7
8
Months since orgination

Cumulative Net Charge-off Rates (U.S. Fair Financing)

2022
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
4.5%
3.0%
1.5%
0.0%
6
8
10
12
14
16
18
20
22
24
Months since orgination

Note: Charts above reflect the performance of consumer loans extended by Klarna in the relevant period that remain on Klarna’s balance sheet.
As illustrated above, for U.S. Pay Later, all 2024 cohorts are tracking below their 2023 counterparts. Loss curves across cohorts plateau around 1%. For our U.S. Fair Financing product, the 2024 cohorts remain broadly in line with—or better than—their 2023 peers while staying well below the 2022 cohorts.
Loan Portfolio, page 182
4.Please revise the information provided for your loan portfolio and allowance for credit losses to present the information separately for the Pay Later and Fair Financing loan products.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will present in Amendment No. 2 the information for its loan portfolio and allowance for credit losses separately for the Pay Later and Fair Financing loan products.
Effectively Steering Credit Risk, page 229
5.Please revise here, and elsewhere where you present average balance per active Klarna consumer and duration of your loans, to disclose the information separately for the Pay Later and Fair Financing loan products.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will present in Amendment No. 2 the average balance per active Klarna consumer and duration of its loans separately for the Pay Later and Fair Financing loan products in addition to presenting such information on a consolidated basis.

Index to Interim Condensed Consolidated Financial Statements, page F-1
6.Please revise to label your Interim Condensed Consolidated Financial Statements as unaudited.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise references to its Interim Condensed Consolidated Financial Statements in Amendment No. 2 accordingly.
Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and 2024, page F-6
7.Please revise to present cash flows related to the acquisition or sale of debt instruments not classified as cash equivalents as investing activities. Refer to IAS 7.16 for guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that presenting cash flows related to the acquisition and sale of debt securities not classified as cash equivalents within operating activities better reflects the nature of these transactions. This is because the Company, as a licensed bank subject to various capital and liquidity requirements, actively manages its treasury and liquidity on a daily basis, and such activities routinely involve the use of debt securities to manage liquidity risk and ensure the availability of sufficient funding to support day-to-day operations and maintain compliance with regulatory liquidity requirements. These treasury and liquidity management activities are integral to the Company’s ordinary course of business. Debt securities are not held for the purpose of making long-term returns.
Accordingly, the Company believes that classification of the related cash flows within operating activities, as permitted by IAS 7.14, results in a more meaningful and decision-useful presentation of these activities for prospective investors.
Note 6 Consumer receivables, page F-51
8.Please revise to disaggregate the consumer receivables information by loan product (i.e., Pay Later and Fair Financing, etc.). Alternatively, tell us how you determined that each loan product was not a separate class of financial instrument that requires separate disclosure and further address how your current disclosure enables users of the financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period. Also, tell us how you considered if there was a concentration of risk that requires separate disclosure. Refer to IFRS 7.6, 7.31 and 7.34 for guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the corresponding Note to its Interim Consolidated Financial Statements in Amendment No. 2 accordingly.
9.Please revise to disclose the information required by IFRS 7.35M, including the amount of consumer receivables at each period end presented by credit risk rating grades. Refer to IFRS 7.B8I for additional guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes its current disclosures comply with IFRS 7.35M, which requires disclosure of the amount of financial assets subject to the impairment requirements of IFRS 9, disaggregated by credit risk rating grades. IFRS 7.B8I clarifies that the number of credit risk rating grades used for such disclosure should be consistent with the number reported to key management personnel for credit risk management purposes. It further states that if past-due information is the only borrower-specific information available—and is used to assess whether credit risk has increased significantly since initial recognition in accordance with IFRS 9.5.5.11—an entity may provide an analysis by past-due status for those financial assets.
Consistent with the example provided in IFRS 7.B8I, the Company manages credit risk primarily by monitoring delinquency rates (e.g., the proportion of receivables that are past due by 30, 60 or 90 days) and repayment performance. These metrics form the foundation of the Company’s internal credit risk management, performance monitoring and decision-making processes, and as such, are regularly reviewed by senior management and presented to the Company’s internal governance bodies.
In line with this approach, the Company’s credit risk disclosures include a disaggregation of consumer receivables into three stages, with each stage corresponding to an individual loan’s estimated repayment performance. As described in the Company’s discussions of its accounting policies in the Registration Statement, these stages are highly correlated with delinquency status and serve as a reliable indicator of credit quality. Accordingly, the Company believes that this presentation complies with IFRS 7 and provides investors with meaningful insight into the credit risk profile of the consumer receivables portfolio in a manner consistent with the Company’s internal risk management practices.
Further, the Company does not utilize a uniform set of credit risk rating grades across its operations. Rather, the Company operates in more than 25 jurisdictions, each of which applies distinct credit risk rating methodologies. These methodologies vary significantly due to differences in local regulatory frameworks, credit bureau standards, and market-specific consumer behavior.
In light of the foregoing, the Company believes that the current presentation of its consumer receivables is both appropriate under IFRS 7.35M and the most meaningful and practicable approach given the Company’s operational structure and internal credit risk management practices.
General
10.We note that you present certain measures “on a Like-for-Like basis,” which appear to represent non-IFRS measures. Please revise to provide appropriate disclosure, including reconciliations, required by Item 10(e) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise in Amendment No. 2 its presentation of reconciliations of changes in certain measures “on a Like-for-Like basis” to present such required reconciliations in a tabular format for all periods presented.
11.We note you expect the relative contribution of your fair financing products to the total number of your total transactions and your overall GMV to increase in future periods and that you do not believe that such changes will be material given your broad diversification across merchants, verticals, and geographies. We also note your disclosure that the average balance per active Klarna consumer and average loan duration allow you to quickly react to market changes and efficiently manage credit risk. Please advise us if you expect this increased contribution of your fair financing product to affect your ability to manage credit risk and, if so, whether there are any changes to your credit risk management and what those changes are.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that the expected increased share of Fair Financing solutions in its loan mix will affect its ability to effectively manage credit risk. The Company has been offering Fair Financing solutions for more than 10 years and already generates the vast majority of its GMV, including in the United States, through payment options that involve the extension of consumer credit (Pay Later and Fair Financing). Further, Fair Financing solutions in the Company’s payment option mix has accounted for approximately 5%-10% of its GMV over the last 20 years. In particular, in the United States, the Company has been generating more than 10% of its GMV in that market through this payment product over the past five years, with that share increasing further in recent periods. As illustrated by the performance of the Company’s most recent Fair Financing cohorts in the United States, the change in the Company’s loan mix did not adversely affect the Company’s underwriting capabilities, credit losses or profitability in that geography. Such performance was also achieved without any significant changes to the Company’s credit risk management policies. Rather, it was driven by continuously improving underwriting capabilities. Such improvements are typically observed as the Company’s matures its operations in a given geography and expands the volume of consumer loans extended in it over time. Accordingly, based on these experiences and its recent performance, the Company does not expect that a further increase of its Fair Financing loans in its overall loan mix would require significant changes to its underwriting processes to ensure continued effective management of its credit risks. At the same time, as noted in various places in the Registration Statement, the Company continuously works to improve its underwriting capabilities to ensure its loan portfolio remains resilient and adaptable in light of potential changes in its consumer composition and the broader economic environment.
*                                      *                                      *
Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP